Exhibit 4.13

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

bioAffinity Technologies, Inc. (the “Company,” “we,” “us,” and “our”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value $0.007 per share (the “Common Stock”), and tradeable warrants each to purchase one share of our Common Stock (the “Tradeable Warrants”).

Common Stock

General

The following is a description of the material terms of our Common Stock. This is a summary only and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (the “Charter”), and our Amended and Restated Bylaws (the “A&R Bylaws”), each of which are incorporated by reference as an exhibit to our most recent Annual Report on Form 10-K. We encourage you to read our Charter, our Bylaws and the applicable provisions of the Delaware General Corporation Law, for additional information.

Authorized Capital Stock

We are currently authorized to issue up to 100,000,000 shares of Common Stock.

Voting Rights

Holders of our Common Stock are entitled to cast one vote for each share held of record on all matters presented to the stockholders. Holders of our Common Stock have no cumulative voting rights.

Dividend Rights

The Board is not obligated to declare a dividend, has never declared or paid cash dividends on its Common Stock, and does not anticipate paying dividends on our Common Stock for the foreseeable future.

Rights upon Liquidation

In the event of our liquidation, dissolution, or winding up, either voluntary or involuntary, subject to the rights and preferences that may apply to any shares of Preferred Stock outstanding at the time, the assets or surplus funds legally available for distribution to our stockholders would be distributable ratably among the Common Stockholders based on the number of shares of Common Stock held by each such holder, subject to prior satisfaction of all outstanding debt and liabilities.

No Preemptive or Similar Rights

Holders of our Common Stock are not entitled to preemptive rights to subscribe to additional shares if issued. Our Common Stock is not subject to any redemption or sinking-fund provisions. All outstanding shares of our Common Stock are fully paid and non-assessable.

Exchange Listing

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “BIAF.”

Tradeable Warrants

General

The following summary of certain terms and provisions of the Tradeable Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the Warrant Agent Agreement between us and VStock Transfer, LLC, as Warrant Agent, and the form of Tradeable Warrant, all of which are filed as exhibits to our most recent Annual Report on Form 10-K. Prospective investors should carefully review the terms and provisions set forth in the Warrant Agent Agreement, including the annexes thereto, and form of Tradeable Warrant.

Exercisability

The Tradeable Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. If a registration statement registering the issuance of the shares of Common Stock underlying the Tradeable Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder of a Tradeable Warrant may, in its sole discretion, elect to exercise the Tradeable Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Tradeable Warrant.

Exercise Limitation

A holder of a Tradeable Warrant will not have the right to exercise any portion of the Tradeable Warrant if the holder (together with its affiliates and any other person or entity acting as a group) would beneficially own more than 4.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Tradeable Warrants. However, upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following delivery of such notice from the holder to us.

Exercise Price

The exercise price per whole share of Common Stock purchasable upon exercise of the Tradeable Warrants was initially $7.35 per share, which had been reduced to $3.0625 pursuant to the terms thereof The exercise price of the Tradeable Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications, or similar events affecting our Common Stock) and also upon any distributions of assets, including cash, stock, or other property to our stockholders.

Cashless Exercise

If at the time of exercise there is no effective registration statement registering the Warrant Shares, then the holder of a Tradeable Warrant may, in its sole discretion, exercise in whole or in part, and in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, elect instead to exercise the Tradeable Warrant on a cashless basis. Notwithstanding anything herein to the contrary, the Company shall not be required to make any cash payments or net cash settlement to the Tradeable Warrant holder in lieu of delivery of the Warrant Shares. Upon a “cashless exercise,” the Tradeable Warrant holder shall be entitled to receive the number of Warrant Shares equal to the quotient obtained by dividing (A-B) (X) by (A), where:

(A) = the last VWAP immediately preceding the date of exercise giving rise to the applicable “cashless exercise,” as set forth in the applicable Election to Purchase (as defined in the Warrant Agent Agreement) (to clarify, the “last VWAP” will be the last VWAP as calculated over an entire trading day such that, in the event that the Tradeable Warrant is exercised at a time that the trading market is open, the prior trading day’s VWAP shall be used in this calculation);

(B) = the Exercise Price then in effect for the applicable Warrant Shares at the time of the exercise of the Tradeable Warrant, as adjusted as set forth herein; and

(X) = the number of Warrant Shares that would be issuable upon exercise of the Tradeable Warrant in accordance with the terms of the Tradeable Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

Fractional Shares

No fractional shares of Common Stock will be issued upon exercise of the Tradeable Warrants. If, upon exercise of a Tradeable Warrant, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the next whole share.

Transferability

Subject to applicable laws, the Tradeable Warrants may be offered for sale, sold, transferred, or assigned without our consent.

Exchange Listing

The Tradeable Warrants are listed on The Nasdaq Capital Market under the symbol “BIAFW.”

Warrant Agent; Global Certificates

The Tradeable Warrants are issued in registered form under a Warrant Agent Agreement between the Warrant Agent and us. The Tradeable Warrants shall initially be represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC. Our transfer agent, VStock Transfer, LLC, serves as our Warrant Agent.

Fundamental Transactions

In the event of a fundamental transaction, as described in the Tradeable Warrants and generally including any reorganization, recapitalization, or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, or the acquisition of more than 50% of our outstanding Common Stock, the holders of the Tradeable Warrants are entitled to receive upon exercise of the Tradeable Warrants the kind and amount of securities, cash, or other property that the holders would have received had they exercised the Tradeable Warrants immediately prior to such fundamental transaction.

Rights as a Stockholder

Except as otherwise provided in the Tradeable Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holder of a Tradeable Warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the Tradeable Warrant.

Governing Law; and Exclusive Forum

The Tradeable Warrants and the Warrant Agent Agreement are governed by New York law. The warrant certificates governing the Tradeable Warrants provide that all legal proceedings concerning the interpretations, enforcement, and defense of the transactions contemplated by the warrant certificate (whether brought against a party to the warrant certificate or their respective affiliates, directors, officers, shareholders, partners, members, employees, or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan. The warrant certificates further provide that we and the Tradeable Warrant holders irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute under the warrant certificate or in connection with it or with any transaction contemplated by it or discussed in it. Furthermore, we and the Tradeable Warrant holders irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that we or they are not personally subject to the jurisdiction of any such court, that such suit, action, or proceeding is improper or is an inconvenient venue for such proceeding. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Tradeable Warrant certificates expressly does not apply to suits brought to enforce any duty or liability created by the Exchange Act. We irrevocably waive any right we may have to, and agree not to request, a jury trial for the adjudication of any dispute under, in connection with, or arising out of the Tradeable Warrant or any transaction contemplated by the Tradeable Warrant.

Anti-Takeover Effects of Delaware Law and Provisions of Our Charter and A&R Bylaws

Certain provisions of the DGCL, our Charter, and our A&R Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our Board. These provisions might also have the effect of preventing changes in our Board or management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by the corporation’s board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder, and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our Company.

Provisions of Our Charter and A&R Bylaws

Our Charter and A&R Bylaws include a number of provisions that may have the effect of delaying, deferring, or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non-negotiated takeover attempts. These provisions will include the items described below.

Director Vacancies

Our A&R Bylaws authorize the Board to fill vacant directorships and provide that the number of directors constituting our Board may be set by resolution of the incumbent directors.

Special Meetings of Stockholders

Our A&R Bylaws provide that special meetings of our stockholders may only be called pursuant to a resolution approved by the Board. The only business that may be conducted at a special meeting of our stockholders is the matter or matters set forth in the notice of such special meeting.

Prohibition of Stockholder Action by Written Consent

Our Charter and A&R Bylaws prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders.

Advance Notice Requirements

Our A&R Bylaws establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings. To be timely, a stockholder’s notice will need to be received by the Company secretary at our principal executive offices (x) not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders (if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 60 days after the anniversary of the previous year’s annual meeting), or (y) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth day following the first date that the date of such meeting was disclosed in a press release reported by the Dow Jones News Services, the Associated Press, or a comparable national news service or in a document filed by the Company with the SEC pursuant to the Exchange Act. Our A&R Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Amendment to Charter and Bylaws

As required by the DGCL, any amendment of our Charter must first be approved by a majority of our Board, and if required by law or our Charter, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class. Our A&R Bylaws provide for amendment of the A&R Bylaws by a majority of our Board or by a majority of the outstanding shares entitled to vote on the amendment.

Exclusive Forum

Both our Charter and our A&R Bylaws contain exclusive forum provisions that provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (3) any action asserting a claim arising pursuant to the DGCL, our Charter or A&R Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware. These provisions expressly do not apply to claims arising under the Exchange Act, or for any other federal securities laws which provide for exclusive federal jurisdiction. However, these exclusive forum provisions provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Therefore, this provision could apply to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and that asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act. Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the exclusive forum provisions in our Charter and A&R Bylaws. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, employees, or agents, which may discourage lawsuits against us and our directors, officers, employees, and agents.

Limitations on Liability and Indemnification of Officers and Directors

Our Charter contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which the director derived an improper personal benefit.

Our Charter and our A&R Bylaws require us to indemnify our directors and officers, and allow us to indemnify other employees and agents, to the fullest extent permitted by the DGCL. Subject to certain limitations and limited exceptions, our Charter and A&R Bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We believe that including the limitation of liability and indemnification provisions in our Charter, A&R Bylaws, and indemnification agreements is necessary to attract and retain qualified persons such as directors, officers, and key employees. Those provisions may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Transfer Agent

The transfer agent and registrar for our Common Stock and Warrant Agent for our Tradeable Warrants is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.